UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BlueLinx Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09624H208

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09624H208	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 452,841
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 452,841

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.01%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 09624H208	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Tontine Capital Overseas Master Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 452,841
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 452,841

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.01%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 09624H208	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 554,488
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 554,488

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,488
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.14%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 09624H208	13G/A	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is BlueLinx Holdings Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at 1950 Spectrum Circle, Suite 300, Marietta, GA 30067.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Tontine Capital Overseas Master Fund II, L.P. (“TCOM II”), a limited partnership organized under the laws of the State of Delaware, with respect to the shares of Common Stock directly owned by TCOM II;
(ii) Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware (“TAA”), which serves as general partner of TCOM II, with respect to the shares of Common Stock directly owned by TCOM II; and
(iii)

Jeffrey L. Gendell, a United States citizen (“Mr. Gendell”), who serves as the Managing Member of TAA, with respect to the shares of Common Stock owned directly by TCOM II, and with respect to 101,647 shares of Common Stock owned directly by Tontine Financial Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“TFP”). Mr. Gendell serves as the Managing Member of Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware (“TM”), which serves as general partner of TFP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.

Item 2(c).	CITIZENSHIP

See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP NUMBER

09624H208

CUSIP No. 09624H208	13G/A	Page 6 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 09624H208	13G/A	Page 7 of 9 Pages

Item 4.	OWNERSHIP

A.	Tontine Asset Associates, LLC

(a)	Amount beneficially owned: 452,841
(b)

Percent of class: 5.01%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 9,035,469 shares of Common Stock issued and outstanding as of October 28, 2022, as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended October 1, 2022 filed with the Securities and Exchange Commission on November 1, 2022.

(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 452,841
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 452,841

B.	Tontine Capital Overseas Master Fund II, L.P.

(a)	Amount beneficially owned: 452,841
(b)	Percent of class: 5.01%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 452,841
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 452,841

C.	Jeffrey L. Gendell

(a)	Amount beneficially owned: 554,488
(b)	Percent of class: 6.14%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 554,488
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 554,488

CUSIP No. 09624H208	13G/A	Page 8 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TCOM II. Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

TM, the general partner of TFP, has the power to direct the affairs of TFP, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TFP. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 09624H208	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2023

/s/ Jeffrey L. Gendell
Jeffrey L. Gendell, individually, and as managing member of Tontine Asset Associates, LLC, for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.